Shengfeng Development Limited

Shengfeng Building, No. 478 Fuxin East Road

Jin’an District, Fuzhou City

Fujian Province, People’s Republic of China, 350001

VIA EDGAR

March 30, 2023

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Shengfeng Development Limited
Registration Statement on Form F-1, as amended
File No. 333-267367

Dear Ms. Irene Barberena-Meissner:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Shengfeng Development Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 pm, Eastern Time, on March 30, 2023, or as soon thereafter as practicable.

Very truly yours,

Shengfeng Development Limited

By:	/s/ Yongxu Liu
	Name:	Yongxu Liu
	Title:	Chief Executive Officer, Director, President and Chairman

cc.	Ying Li, Esq., Hunter Taubman Fischer & Li LLC